UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

________________________

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

________________________

F&H ACQUISITION CORP.

NPSP ACQUISITION CORP.

NEWCASTLE PARTNERS, L.P.

STEEL PARTNERS II, L.P.

(Names of Filing Persons—Offeror)

____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

_________________________

351321104

(Cusip Number of Class of Securities)

________________________

MARK E. SCHWARZ

MANAGING MEMBER

NEWCASTLE PARTNERS, L.P.

300 Crescent Court, Suite 1110

Dallas, Texas 75201

(214) 661-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**
$150,116,350	$16,062

*

Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 9,212,282 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $16.30 (the purchase price per share offered by Offeror).

**

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,248	Filing Party:	Newcastle Partners, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	January 6, 2006
Amount Previously Paid:	$245	Filing Party:	Newcastle Partners, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	January 13, 2006
Amount Previously Paid:	$541	Filing Party:	Newcastle Partners, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	January 27, 2006
Amount Previously Paid:	$28	Filing Party:	Newcastle Partners, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	February 3, 2006

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.	☐

 Items 1 through 9, and Item 11.

This Amendment No. 7 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on January 6, 2006, as amended and restated on February 3, 2006, and as subsequently amended on February 8, 2006 and February 17, 2006, by F&H Acquisition Corp., a Delaware corporation (“Parent”), NPSP Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, Newcastle Partners, L.P., a Texas limited partnership, and Steel Partners II, L.P., a Delaware limited partnership. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), at $16.30 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 3, 2006 (the “Amended and Restated Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Amended and Restated Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference certain information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On February 17, 2006, the United States Federal Trade Commission notified Parent that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to its cash tender offer to purchase all of the outstanding shares of Fox & Hound not already owned by it (or its subsidiaries, including the Purchaser) had been terminated. Accordingly, the condition to the Offer relating to the termination of the waiting period under the HSR Act has been satisfied.”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

On February 21, 2006, Parent issued a press release announcing that it has received early termination by the United States Federal Trade Commission of the required waiting period under the HSR Act with respect to its cash tender offer to purchase all of the outstanding shares of Fox & Hound not already owned by it or its subsidiaries (including the Purchaser) for $16.30 per share. The press release issued by Parent announcing the early termination of the HSR waiting period is attached hereto as Exhibit (a)(5)(xiii).

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement, dated January 6, 2006.*

(a)(1)(viii)	Amended and Restated Offer to Purchase dated February 3, 2006.*

(a)(1)(ix)	Revised Form of Letter of Transmittal.*

(a)(1)(x)	Revised Form of Notice of Guaranteed Delivery.*

(a)(1)(xi)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(xii)	Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)	Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)	Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)	Text of disclosure made by Parent on Schedule TO, dated December 20, 2005*

(a)(5)(iv)	Text of news articles published in The Dallas Morning News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)	Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)	Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)	Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii)	Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)	Text of press release issued by Parent, dated January 26, 2006.*

(a)(5)(x)	Text of press release issued by Parent, dated January 30, 2006.*

(a)(5)(xi)	Text of press release issued by Parent, dated February 2, 2006.*

(a)(5)(xii)	Text of press release issued by Parent, dated February 17, 2006.*

(a)(5)(xiii)	Text of press release issued by Parent, dated February 21, 2006.

(d)(1)

Joint Filing Agreement by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and NPSP Acquisition Corp., dated December 22, 2005.*

(d)(2)

Agreement and Plan of Merger, dated as of January 30, 2006, by and among F&H Acquisition Corp., NPSP Acquisition Corp. and Fox & Hound Restaurant Group, and for limited purposes, Newcastle Partners, L.P. and Steel Partners II, L.P.*

(d)(3)	Confidentiality Agreement, dated as of December 13, 2005, by and among F&H Acquisition Corp., Newcastle Partners, L.P., Steel Partners II, L.P. and Fox & Hound Restaurant Group.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2006

NEWCASTLE PARTNERS, L.P.

By:	Newcastle Capital Management, L.P. its General Partner
By:	Newcastle Capital Group, L.L.C. its General Partner

By:	/s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Managing Member

STEEL PARTNERS II, L.P.

By:	Steel Partners, L.L.C. General Partner

By:	/s/ Warren G. Lichtenstein
Name: Warren G. Lichtenstein
Title: Managing Member

F&H ACQUISITION CORP.

By:	/s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: President and Chief Executive Officer

NPSP ACQUISITION CORP.

By:	/s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement, dated January 6, 2006.*

(a)(1)(viii)	Amended and Restated Offer to Purchase dated February 3, 2006.*

(a)(1)(ix)	Revised Form of Letter of Transmittal.*

(a)(1)(x)	Revised Form of Notice of Guaranteed Delivery.*

(a)(1)(xi)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(xii)	Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)	Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)	Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)	Text of disclosure made by Parent on Schedule TO, dated December 20, 2005*

(a)(5)(iv)	Text of news articles published in The Dallas Morning News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)	Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)	Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)	Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii)	Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)	Text of press release issued by Parent, dated January 26, 2006.*

(a)(5)(x)	Text of press release issued by Parent, dated January 30, 2006.*

(a)(5)(xi)	Text of press release issued by Parent, dated February 2, 2006.*

(a)(5)(xii)	Text of press release issued by Parent, dated February 17, 2006.*

(a)(5)(xiii)	Text of press release issued by Parent, dated February 21, 2006.

(c)	Not applicable.

(d)(1)

Joint Filing Agreement by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and NPSP Acquisition Corp., dated December 22, 2005.*

(d)(2)

Agreement and Plan of Merger, dated as of January 30, 2006, by and among F&H Acquisition Corp., NPSP Acquisition Corp. and Fox & Hound Restaurant Group, and for limited purposes, Newcastle Partners, L.P. and Steel Partners II, L.P.*

(d)(3)	Confidentiality Agreement, dated as of December 13, 2005, by and among F&H Acquisition Corp., Newcastle Partners, L.P., Steel Partners II, L.P. and Fox & Hound Restaurant Group.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed